Exhibit 99.1

Elong Power Holding Limited Announces the Change of Effective Date of its 1 for 80 Share Consolidations

BEIJING, March 6, 2026 — Elong Power Holding Limited (Nasdaq: ELPW) (the “Company”), a provider of high power battery technologies for commercial and specialty alternative energy vehicles and energy storage systems, announced a share consolidation of the Company’s issued and outstanding Class A ordinary shares and Class B ordinary shares at a ratio of 1 for 80 shares (the “Reverse Split”) earlier today. The Company has announced a change of effective date of the Reverse Split. The Reverse Split will take effect at the open of The Nasdaq Stock Market (“Nasdaq”) on March 12, 2026.

On January 6, 2026, the Company held an extraordinary general meeting of the shareholders, and the shareholders approved to implement share consolidations of the Company’s Class A ordinary shares and Class B ordinary shares at any one time or multiple times, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations shall not be more than 4000:1, and authorized the Board to implement such share consolidations at any time during a period of up to two years of the date of the meeting. On March 5, 2026, the board approved implementation of the Reverse Split at a ratio of 1 for 80 shares.

The objective of the Reverse Split is to enable the Company to maintain compliance with Nasdaq Listing Rule 5810(c)(3)(A)(iii), which requires issuers listed on Nasdaq to maintain a closing bid price of greater than $0.10.

Upon the open of trading on March 12, 2026, the Company’s Class A ordinary shares will begin trading on a Reverse Split-adjusted basis, under the same symbol “ELPW” but under a new CUSIP number, G3016G129.

As a result of the Reverse Split, each 80 Class A ordinary shares with a par value of $0.00016 will automatically combine and convert into one issued and outstanding Class A ordinary share with a par value of $0.0128. each 80 Class B ordinary shares with a par value of $0.00016 will automatically combine and convert into one issued and outstanding Class B ordinary share with a par value of $0.0128. The Reverse Split will affect all shareholders uniformly and will not alter any shareholder’s percentage ownership interest in the Company, except for minimal changes that may result from the treatment of fractional shares. No action is required by shareholders holding their shares through a brokerage account.

No fractional shares will be issued to any shareholders in connection with the Reverse Split, and each shareholder will be entitled to receive one full Class A ordinary share or Class B ordinary share, as applicable, in the Company in lieu of the fractional share that would have resulted from the Reverse Split.

At the time the share consolidation is effective, the Company’s total issued and outstanding common shares will change from approximately 63 million to approximately 0.79 million. The Company’s authorized shares will be proportionally reduced.

About Elong Power Holding Limited

Elong Power Holding Limited, a Cayman Islands exempted company, is committed to the research and development, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. Elong Power is led by Ms. Xiaodan Liu, Elong Power’s Chairwoman and CEO.

Elong Power has a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices. Elong Power offers advanced energy applications and full life cycle services. Its product portfolio includes products utilizing lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the documents filed with the United States Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Elong Power Holding Limited

ir@elongpower.com